FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 001-09531

Telefonica, S.A.

(Translation of registrant's name into English)

Gran Via, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefonica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Stock Purchase Agreement reached with BellSouth	7

Further to the significant event dated March 4th, 2004, Telefonica, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby report the following

SIGNIFICANT EVENT

Telefonica, S.A. inform that its subsidiary Telefonica Moviles S.A. and BellSouth Corporation have reached an agreement for the acquisition of the wireless communications assets of BellSouth in Latin America.

By signing an Stock Purchase Agreement, Telefonica Moviles, S.A. will acquire 100% of the equity of BellSouth in the Latin America companies in Argentina, Chile, Peru, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panama.

We attach to this official statement press release announced to the media in relation with the signing of the contract already mentioned and that will be made available to the shareholders on the company website (www.telefonica.es/www.telefonica.com).

In Madrid, March 8th 2004.

PRESS RELEASE

03/08/2004

Telefonica, the world's sixth largest telecoms company, reinforces its leadership in Latin America with the addition of 10.5 million new customers

TELEFONICA REACHES AN AGREEMENT TO ACQUIRE BELLSOUTH'S LATIN AMERICAN CELLULAR OPERATIONS

  The transaction will be conducted by Telefonica Moviles, which will become the world's fourth largest wireless operator, with 62.5 million managed customers.

  With this agreement, adding 10 companies in 10 countries, Telefonica Moviles, which was already a leading player in Latin America's two largest markets (Brazil and Mexico):
  consolidates its leadership position in key Latin American markets where it is already present (Argentina, Chile and Peru).
  gains a strong footprint in high-growth markets where it did not have a presence before (Venezuela, Colombia, Ecuador and Uruguay).
  and achieves a critical mass in Central America (Guatemala, El Salvador, Panama and Nicaragua).

  The transaction increases Telefonica Moviles' Latin American managed customer base to 41 million in 14 countries, consolidating its leadership in the region. It also raises its shares of the Spanish- and Portuguese-speaking mobile market to 40%, and to 35% in the cellular market in Latin America, one of Telefonica's geographical and strategic areas with lower wireless market penetration.

  The assets now acquired had combined revenues exceeding 2,500 million US dollars, with EBITDA of 867 million US dollars in 2003.

  The agreement implies a total value for the 100% of the companies (firm value) of 5,850 million US dollars.

  In addition to tapping the potential growth of markets where it is already present, Telefonica aims to capture considerable synergies by reinforcing its position in Argentina, Chile, Peru and Guatemala.

Madrid, March 8th 2004.- Telefonica, the world's sixth largest telecommunications company, has reached an agreement with BellSouth to acquire all its cellular assets in Latin America, which have a total of more than 10.5 million customers.

With the transaction, still subject to due diligence and the pertinent regulatory and governmental approvals, Telefonica will strengthen its leadership in Latin America, where it manages 21.6 million fixed lines and nearly 41 million wireless customers.

Telefonica's executive chairman Cesar Alierta expressed his satisfaction over the agreement, saying "it is in line with the Company's policy of profitable growth, it creates shareholder value and adds a new potential market of nearly 90 million customers for the Group".

Price and financing of the transaction

Under the signed agreement, the transaction values 100% of the companies acquired (firm value) at 5.850 million US dollars and will be financed from cash generated by Telefonica Moviles and debt. Telefonica and its mobile subsidiary shall both maintain solid credit ratios. Telefonica Moviles will assume the companies' net debt and it will acquire the shareholdings of BellSouth, offering minority shareholders the possibility of selling their stakes for an identical price. The acquisition in each country is subject to the respective regulatory approvals.

This agreement will bring Telefonica's customer base to well over 100 million customers worldwide, with an active presence in 14 countries in Latin America, making it the leader in both fixed and mobile telephony, with a 40% share of the Spanish- and Portuguese-speaking and 35% of the Latin American cellular markets.

Meanwhile, Telefonica Moviles' total customer base will increase to 62.5 million -41 million in Latin America- cementing its leadership position in the Spanish- and Portuguese-speaking market and making it the fourth largest wireless operator in the world.

For Antonio Viana-Baptista, chairman of Telefonica Moviles: "The operation not only reinforces our position in key markets, it also generates opex and capex synergies with an estimated present value of 1,000 million US dollars and will bring compelling benefits for customers and shareholders".

Assets with growth potential

Telefonica Moviles will acquire 100% of BellSouth's stakes in its operators in Argentina, Chile, Peru, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panama, making it the only cellular operator in all the key Latin American markets (population over 421 million) and leaving it an excellent position to capture the region's strong growth potential.

Telefonica is acquiring companies with combined revenues in excess of 2,500 million US dollars, EBITDA of 867 million and an EBITDA margin of 35% in 2003. With this, Telefonica Moviles would have posted total aggregate revenues in 2003 of 5,401 million US dollars and EBITDA of 1,521 million US dollars in Latin America.

The purchase of these companies leaves scope for synergies with Telefonica Moviles's undisputed leadership in management, product and service offering and the development of cutting-edge technologies deriving from its track record in operations' integration (as it has demonstrated in markets like Brazil and Mexico). These synergies should be reflected in areas such as handset purchases, advertising, network maintenance and rationalisation, the transfer of portfolio products and services and integrated management in some areas.

Regarding the calendar, the regulatory authorities of several of the countries in which these companies operate must approve, if it is the case, some of these acquisitions, so that it is not possible to determine precisely the effective date of the acquisition.

As of today, it is not possible to quantify the amount of goodwill which would be generated as the dates of the acquisition of each one of the assets will be different according to the authorizations requested.

At the same time, this transaction does not suppose for Telefonica Moviles any change in the dividend payment announced against 2003 results.

Clients. Leadership in Latin America

Telefonica Moviles has a strong positioning in the two largest markets in Latin America, Brazil and Mexico.

  In Brazil, the Vivo subsidiary is by far the market leader. The company ended 2003 with more than 20.6 million customers, capturing more than 2.2 million in the year's fourth quarter. This gives it an estimated 56% share of the markets in which it operates.

  In Mexico, Telefonica Moviles ranks second, with more than 3.5 million customers. It is strongly positioned to capture a large part of the Mexican market's potential growth, with a GSM network covering 96 cities and a distribution network comprising 6,200 points of sale.

At the same time, it strengthens Telefonica Moviles' leadership in other rapidly growing Latin American markets in which it already had operations.

  Argentina. Telefonica Moviles ended 2003 with more than 1.8 million customers in Argentina. The acquisition of Movicom makes it the country's largest cellular operator, with more than 3.3 million customers in a market with 37 million inhabitants. Moreover, it has a leading market share in the Metropolitan Area of Buenos Aires.

  Chile. Telefonica Movil, a subsidiary of CTC Chile and managed by Telefonica Moviles, ended last year with more than 2.27 million customers. After this operation, the Telefonica Group will become the Chilean market leader, with more than 3.57 million customers in a market of 15.4 million inhabitants.

  Peru. Telefonica Moviles Peru was already leader in the Peruvian market (with more than 1.5 million customers at end - 2003), but will be even more so thanks to this transaction. Together with the operator it is acquiring, it has a total of more than 2.14 million customers in a market with a total population of 27.3 million.

The company acquires a strong footprint in key markets in the region in which it was not present before.

  Venezuela. Telefonica Moviles will become the leader of the Venezuelan market, with more than 3.3 million customers in a market with a total of 24 million inhabitants.

  Colombia. It acquires Colombia's number two operator, with nearly 2 million customers, giving it a 32% share of a market with a population of 40.3 million.

  Ecuador. It acquires Ecuador's second largest wireless operator, with 816,000 customers and a 35% share of a market with a total of 13.2 million inhabitants.

  Uruguay. It becomes Uruguay's number two operator, with 146,000 customers, giving it a 30% share of a market with a total of 2.1 million inhabitants.

Lastly, it gives the company a critical mass in the Central America market, which will be following an integrated management model.

  Panama. It acquires the Panamanian market leader, with 420,000 customers in a market with 2.8 million inhabitants.

  Nicaragua. It becomes leader of the Nicaraguan market by acquiring an operator with 229,000 customers in a market with a total of 2.9 million inhabitants.

  Guatemala. Telefonica Moviles was already present in Guatemala, through a subsidiary with 157,000 customers. Now it will have 409,000 in a market with a total of 11.5 million inhabitants.

  El Salvador. Telefonica Moviles ended 2003 with 248,000 customers in El Salvador, ranking second in a market with a total of 6.6 million inhabitants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefonica, S.A.
Date:	March 8th , 2004	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors